Exhibit 3.1

AMENDMENT TO BYLAWS

OF

WILLIS LEASE FINANCE CORPORATION

The Bylaws (the “Bylaws”) of Willis Lease Finance Corporation (the “Corporation’) are amended as follows:

1.     Section 3.02 is amended and restated in its entirety as follows:

“SECTION 3.02           The authorized number of directors shall be five (5), and such number shall not be changed except by a Bylaw amending this section duly adopted by the Board or duly adopted by the stockholders pursuant to the terms of Article IX of the Certificate of Incorporation.  Directors need not be stockholders.  Each of the directors of the Corporation shall hold office until his successor shall have been duly elected and shall qualify or until he shall resign, die, become disqualified or disabled or shall otherwise be removed in the manner hereinafter provided.”

2.     Inserting the following new Section 4.09:

“SECTION 4.09           The Chief Executive Officer. The Chief Executive Officer, subject to the control of the Board, shall preside at all meetings shareholders, shall have the general charge of the business and affairs of the Corporation and shall oversee the management of the Corporation. If the offices of the Chief Executive Officer and Chairman are separate, in the absence of the Chairman or if designated to do so by the Board, the Chief Executive shall exercise the powers and perform the duties of the Chairman or designate the executive officers of the Corporation by whom such powers shall be exercised and duties performed. The Chief Executive Officer shall see to it that all resolutions and orders of the Board are carried into effect and shall have full power of delegation in so doing. The Chief Executive Officer shall make reports to the Board and shareholders and shall have such other powers and perform such other duties as the Board or these Bylaws may, from time to time, prescribe.”

3.     Renumbering the existing Section 4.09 as 4.10 and amending and restating it as follows:

“SECTION 4.10           The President. The President of the Corporation shall, subject to the control of the Board and the Chief Executive Officer, have general and active supervision and management over the business of the Corporation and over its several officers, assistants, agents and employees, shall make reports to the Board and shareholders, and shall perform all such other duties as are incident to such office or are properly required by the Board or the Chief Executive Officer.”

4.                                      Renumbering each of the existing Sections 4.10 - 4.13 as Sections 4.11 — 4.14, respectively.

5.                                      Inserting the following new section 8.07:

“SECTION 8.07           Forum for Adjustment of Disputes. Unless the Corporation consents in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware’s General Corporation Law, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section.”

6.                                      Renumbering each of the existing Sections 8.07 and 8.08 as 8.08 and 8.09, respectively.

CERTIFICATE OF SECRETARY OF THE CORPORATION

The undersigned, being the duly elected Secretary of Willis Lease Finance Corporation, a Delaware corporation, hereby certifies that the Amendment to Bylaws to which this Certificate is attached was duly adopted by the Board of Directors of said corporation on August 5, 2013.

/s/ Dean M. Poulakidas
Dean M. Poulakidas
Secretary